Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1 Identity of Company

1.1	Name and Address of Company

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”)

Suite 1400 – 400 Burrard Street

Vancouver, BC V6C 3A6

Reference to the “Company” in this Business Acquisition Report includes the Company and its direct and indirect subsidiaries, unless otherwise indicated or the context otherwise requires.

1.2	Executive Officer

Erfan Kazemi

Chief Financial Officer

Telephone: (604) 689-0234

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

Summary

On July 12, 2022, Sandstorm completed its previously announced acquisition (the “BaseCore Transaction”) of nine royalties and one stream (the “BaseCore Royalty Package”) from BaseCore LP (“BaseCore”) for total consideration of US$505.2 million, paid by way of US$425 million in cash and 13,495,276 common shares of Sandstorm (the “Sandstorm Shares”).

BaseCore is an entity that was equally owned by affiliates of Glencore Plc and Ontario Teachers’ Pension Plan Board which holds a portfolio that includes 10 royalty and stream assets, of which three are on currently producing assets. The BaseCore Royalty Package includes, among other things, a 1.66% net profits interest on the Antamina copper mine (the “Antamina NPI”), a 1.0% stream on production from CEZinc, a 2.0% net smelter return royalty on the Horne 5 gold project, and a 0.5% NPI on the Highland Valley Copper mine.

Sandstorm has also entered into an agreement with the Bank of Nova Scotia and BMO Capital Markets as co-lead arrangers securing a commitment to increase the amount available under the Company’s existing revolving credit agreement to permit borrowing up to US$500,000,000 with an additional uncommitted amount of up to US$125,000,000, for a total of up to US$625,000,000 (the “Revolving Loan”). The amounts drawn on the Revolving Loan are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. With the amendment, Sandstorm’s leverage ratio covenant will increase to 4.75x, with step-downs to 4.00x after five quarters post-closing of the BaseCore Transaction. The closing of the US$500,000,000 was contingent upon closing the BaseCore Transaction.

The Company does not consider the BaseCore Transaction to meet the definition of an acquisition of a “business” under Canadian securities laws; however, for full and transparent disclosures and consistent with the information provided to shareholders in its management information circular dated July 11, 2022, the Company has filed this Business Acquisition Report.

2.2	Acquisition Date

The Company completed the acquisition of the BaseCore Royalty Package on July 12, 2022.

2.3	Consideration

The Company paid US$425 million in cash, partially funded by the upsized credit facility, and issued 13,495,276 of Sandstorm Shares with a fair value of US$75.3 million to BaseCore, which, along with transaction costs, resulted in total consideration to be US$505.2 million for the purchase of the BaseCore Royalty Package.

2.4	Effect on Financial Position

Upon completion of the acquisition, the royalties and streams comprising the BaseCore Royalty Package have been combined with those of the Company. Details of the pro forma effect of the acquisition on the Company are included in the Unaudited Pro Forma Condensed Consolidated Statements included in Schedule A of this Business Acquisition Report.

Sandstorm has entered into an agreement with the Bank of Nova Scotia and BMO Capital Markets as co-lead arrangers securing a commitment to increase the amount available under the Company’s existing revolving credit agreement to permit borrowing up to US$500,000,000 with an additional uncommitted amount of up to US$125,000,000, for a total of up to US$625,000,000 (the “Revolving Loan”). The amounts drawn on the Revolving Loan are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. With the amendment, Sandstorm’s leverage ratio covenant will increase to 4.75x, with step-downs to 4.00x after five quarters post-closing of the BaseCore Transaction. The closing of the US$500,000,000 was contingent upon closing the BaseCore Transaction.

On July 22, 2022, the Company signed a definitive agreement to dispose of a portion of the Antamina NPI to Royalty North Partners Ltd. (“RNP”) for consideration of approximately US$361 million subject to certain closing conditions, including, but not limited to, the completion of an equity financing by RNP and shareholder approval.

2.5	Prior Valuations

To the best knowledge of the Company, there have not been any valuation opinions obtained within the last twelve months by BaseCore or the Company as required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the acquisition.

2.6	Parties to Transaction

The BaseCore Transaction was completed through an Asset Purchase and Sale Agreement between the owners of BaseCore and Sandstorm and was not conducted directly with an informed person (as defined in National Instrument 51-102), associate or affiliate of the Company.

2.7	Date of Report

August 12, 2022.

Item 3	Financial Statements and Other Information

The following financial statements are included in this Business Acquisition Report:

(a)	Financial statements which are incorporated by reference into this Business Acquisition Report are listed below:

•

Audited Consolidated Financial Statements of the BaseCore Royalty Package for the years ended December 31, 2021, and December 31, 2020 attached as Appendix G to the Sandstorm Management Information Circular dated July 11,2022 as filed on SEDAR on July 13, 2022.

•

Unaudited Condensed Consolidated Financial Statements of the BaseCore Royalty Package for the interim period ended March 31, 2022, attached as Appendix G to the Sandstorm Management Information Circular dated July 11,2022 as filed on SEDAR on July 13, 2022.

(b)	Financial statements and other information which are attached as Schedule “A” and form a part of this Business Acquisition Report are listed below:

•

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position of the Company as at March 31, 2022, giving effect to the acquisition of the BaseCore Royalty Package as if it had been completed on March 31, 2022;

•

Unaudited Pro Forma Condensed Consolidated Statement of Income of the Company for the year ended December 31, 2021, giving effect to the acquisition of the BaseCore Royalty Package as if it had been completed on January 1, 2021, including the pro forma earnings per share based on the Pro Forma Consolidated Financial Statements;

•

Unaudited Pro Forma Condensed Consolidated Statement of Income of the Company for the interim period ended March 31, 2022, giving effect to the acquisition of the BaseCore Royalty Package as if it had been completed on January 1, 2021, including the pro forma earnings per share based on the Pro Forma Consolidated Financial Statements; and

•	Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company.

Deloitte LLP, the auditors of BaseCore, have not given their consent to include their audit report in this Business Acquisition Report.

Cautionary Note Regarding Forward Looking Statements

This Business Acquisition Report contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this Business Acquisition Report and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which the Company will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other metals; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects the Company; stock market volatility; competition and other risks. The foregoing list of risks is not exhaustive.

Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which the Company will purchase gold and other metals or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

SCHEDULE “A”

Unaudited Pro Forma Condensed Consolidated Statements of the Company

As at and for the three months ended March 31, 2022 and

for the year ended December 31, 2021

SANDSTORM GOLD LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2022 and

for the year ended December 31, 2021

Expressed in U.S. Dollars (000s)

(Unaudited)

SANDSTORM GOLD LTD.

Pro Forma Consolidated Statement of Financial Position

As at March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s)

	Sandstorm Gold Ltd.	BaseCore Carve-Out	Pro Forma Adjustments - BaseCore	Note 6	Sandstorm Pro forma with BaseCore
ASSETS
Current
Cash and cash equivalents	31,614	—	(6,362)	(a)(c)	25,252
Trade and other receivables	15,240	11,012	—		26,252
Other current assets	5,748	—	—		5,748

	52,602	11,012	(6,362)		57,252
Non-current
Stream, royalty and other interests	464,815	217,793	234,502	(b)	917,110
Investments in associates	71,248	—	—		71,248
Financial asset – zinc participating loan	—	41,752	116	(b)	41,868
Investments	30,281	—	—		30,281
Other long-term assets	5,615	—	—		5,615

Total assets	624,561	270,557	228,256		1,123,374
LIABILITIES
Current
Trade and other payables	7,430	14	—		7,444
Non-current
Revolving credit facility	—	—	423,495	(c)	423,495
Deferred income tax liabilities	22,252	—	—		22,252
Lease liabilities and other	2,453	—	—		2,453

Total liabilities	32,135	14	423,495		455,644
EQUITY
Share Capital	697,727	—	75,304	(d)	773,031
Reserves	19,525	—	—		19,525
Partners’ net investment	—	270,543	(270,543)	(d)	—
Retained earnings	41,633	—	—		41,633
Accumulated other comprehensive loss	(166,459)	—	—		(166,459)

	592,426	270,543	(195,239)		667,730

Total liabilities and equity	624,561	270,557	228,256		1,123,374

SANDSTORM GOLD LTD.

Pro Forma Consolidated Statement of Income (Loss)

For the year ended December 31, 2021

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

	Sandstorm Gold Ltd.	BaseCore Carve-Out	Pro Forma Adjustments - BaseCore	Note 6	Sandstorm Pro forma with BaseCore
Sales	71,722	—	—		71,722
Royalty revenue	43,138	45,001	—		88,139

	114,860	45,001	—		159,861
Cost of sales, excluding depletion	16,845	—	—		16,845
Depletion	35,704	13,621	11,797	(e)	61,122

Total cost of sales	52,549	13,621	11,797		77,967
Gross Profit	62,311	31,380	(11,797)		81,894
Expenses and other (income)
Administration expenses	10,198	113	—		10,311
Project evaluation	7,770	—	—		7,770
Gain on revaluation of Vale Royalties financial instrument	(5,887)	—	—		(5,887)
Stream, royalty and other interests impairments	408	—	—		408
(Gain) loss on revaluation of investments	1,659	(2,700)	—		(1,041)
Finance expense	2,135	—	21,841	(f)	23,976
Finance income	(481)	(2,355)	—		(2,836)
Foreign exchange loss	645	—	—		645
Other	1,011	—	—		1,011

Income (loss) before taxes	44,853	36,322	(33,638)		47,537
Current income tax expense	3,029	—	—		3,029
Deferred income tax expense (recovery)	14,202	—	—		14,202

	17,231	—	—		17,231
Net income (loss) for the period	27,622	36,322	(33,638)		30,306
Basic earnings (loss) per share	0.14				0.15
Diluted earnings (loss) per share	0.14				0.14
Weighted average number of common shares outstanding
Basic	193,974,313				207,469,589
Diluted	197,823,480				211,318,756

SANDSTORM GOLD LTD.

Pro Forma Consolidated Interim Statement of Income (Loss)

For the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

	Sandstorm Gold Ltd.	BaseCore Carve-Out	Pro Forma Adjustments - BaseCore	Note 6	Sandstorm Pro forma with BaseCore
Sales	22,015	—	—		22,015
Royalty revenue	13,350	11,012	—		24,362

	35,365	11,012	—		46,377
Cost of sales, excluding depletion	5,295	—	—		5,295
Depletion	11,111	3,249	2,814	(e)	17,174

Total cost of sales	16,406	3,249	2,814		22,469
Gross Profit	18,959	7,763	(2,814)		23,908
Expenses and other (income)
Administration expenses	2,497	21	—		2,518
Project evaluation	1,569	—	—		1,569
Stream, royalty, and other interests impairments	665	—	—		665
(Gain) loss on revaluation of investments	(174)	(2,394)	—		(2,568)
Finance expense	628	—	5,384	(f)	6,012
Finance income	(93)	(736)	—		(829)
Foreign exchange loss	42	—	—		42
Other	(42)	—	—		(42)

Income (loss) before taxes	13,867	10,872	(8,198)		16,541
Current income tax expense	887	—	—		887
Deferred income tax expense	3,839	—	—		3,839

	4,726	—	—		4,726
Net income (loss) for the period	9,141	10,872	(8,198)		11,815
Basic earnings (loss) per share	0.05				0.06
Diluted earnings (loss) per share	0.05				0.06
Weighted average number of common shares outstanding
Basic	191,914,859				205,410,135
Diluted	194,837,916				208,333,192

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

1.	BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements have been prepared in connection with the acquisition of nine royalties and one stream (the “Royalty Package”) from BaseCore Metals LP (“BaseCore”) by Sandstorm Gold Ltd. (the “BaseCore Transaction”) announced on May 1, 2022 and closed on July 12, 2022.

These unaudited pro forma consolidated financial statements also reflect pro forma adjustments resulting from Sandstorm Gold Ltd.’s (“Sandstorm” or the “Company”) agreement (the “Financing Transaction”) with the Bank of Nova Scotia and BMO Capital Markets as co-lead arrangers securing a commitment to increase the amount available under the Company’s existing revolving credit agreement to permit borrowing up to $500,000 with an additional uncommitted amount of up to $125,000. The upsize was contingent upon closing the BaseCore acquisition and proceeds from the revolving credit agreement were used to partially fund the BaseCore Transaction.

These unaudited pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with the financial statements of the Company and of the carve-out financial statements of the Royalty Package, each prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), specifically:

(i)

The consolidated financial statements of the Company for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements of the Company for the period ended March 31, 2022; and

(ii)

the carve-out financial statements of the Royalty Package for the year ended December 31, 2021 and the unaudited condensed interim carve-out financial statements of the Royalty Package for the three months ended March 31, 2022.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a)	An unaudited pro forma consolidated statement of financial position as of March 31, 2022 combining:

(i)	The unaudited condensed consolidated interim statement of financial position of the Company as of March 31, 2022;

(ii)	The unaudited condensed interim carve-out statement of financial position of the Royalty Package as of March 31, 2022; and

(iii)	The adjustments described in Note 6.

This unaudited pro forma consolidated statement of financial position as of March 31, 2022 assumes that the Transactions occurred on March 31, 2022.

b)	An unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2021 combining:

(i)	The consolidated statement of income (loss) of the Company for the year ended December 31, 2021;

(ii)	The carve-out statements of operations and comprehensive income (loss) of the Royalty Package for the year ended December 31, 2021; and

(iii)	The adjustments described in Note 6.

This unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2021 assumes that the Transactions occurred on January 1, 2021.

c)	An unaudited pro forma consolidated statement of income (loss) for the three months ended March 31, 2022 combining:

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

(i)	The unaudited condensed consolidated interim statement of income (loss) of the Company for the three months ended March 31, 2022;

(ii)	The unaudited condensed interim carve-out statements of operations and comprehensive income of the Royalty Package for the three months ended March 31, 2022; and

(iii)	The adjustments described in Note 6.

This unaudited pro forma consolidated statement of income (loss) for the three months ended March 31, 2022 assumes that the Transactions occurred on January 1, 2021.

In combining the Royalty Package’s carve-out financial statements with those of the Company, the Company has reclassified line items on the Royalty Package’s carve-out financial statements to conform with the Company’s financial statement presentation.

The unaudited pro forma consolidated financial statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the BaseCore Transaction been consummated on the dates indicated. Actual amounts recorded upon completion of the Transactions will likely differ from those recorded in the unaudited pro forma consolidated financial statements and such differences could be material. Among other things, management has not presented any pro forma management adjustments related to any potential synergies that may be realized and integration costs that may be incurred post completion of the BaseCore Transaction. The unaudited pro forma consolidated financial information does not give effect to events arising after March 31, 2022 except as disclosed herein. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma consolidated financial statements are set out in the Company’s consolidated financial statements as at and for the year ended December 31, 2021. In preparing the unaudited pro forma consolidated financial statements, a preliminary review was undertaken to identify whether there are any accounting policy differences between the accounting policies used by BaseCore where the impact was potentially material to the unaudited pro forma condensed consolidated financial statements and could be reasonably estimated. Based on this preliminary review, the Company has not identified accounting policies applicable to similar transactions undertaken by BaseCore that significantly depart from those followed by the Company and would have a significant impact on the unaudited pro forma consolidated financial statements.

3.	DESCRIPTION OF THE TRANSACTIONS

BaseCore Transaction

Pursuant to the BaseCore Transaction, Sandstorm acquired the Royalty Package for total consideration of $505.2 million, payable as $425 million in cash and 13,495,276 common shares of the Company, upon closing.

Financing Transaction

Sandstorm entered into an agreement with the Bank of Nova Scotia and BMO Capital Markets as co-lead arrangers securing a commitment to increase the amount available under the Company’s existing revolving credit agreement to permit borrowing up to $500,000 with an additional uncommitted amount of up to $125,000, for a total of up to $625,000 (the “Revolving Loan”). The amounts drawn on the Revolving Loan are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. With the amendment, Sandstorm’s leverage ratio covenant will increase to 4.75x, with step-downs to 4.00x after five quarters post-closing of the BaseCore Transaction. The closing of the $500,000 was contingent upon closing the BaseCore Transaction.

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

4.	USE OF ESTIMATES

For purposes of the unaudited pro forma consolidated financial statements, the BaseCore Transaction (Note 5) will be accounted for as asset acquisitions as the transaction does not meet the definition of a business combination under IFRS. In an asset acquisition, the cost of the acquisition is allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of acquisition.

The fair value assumptions with respect to the assets acquired and liabilities assumed have been based on information presented in the Royalty Package’s carve-out financial statements and in discussions with the management of BaseCore, preliminary valuation information, and due diligence. A final determination of the fair value of the acquired assets and liabilities will be performed in conjunction with the preparation of the Company’s financial statements for the period including the completion date of the acquisition. Changes in the fair value estimates of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the values reflected in the unaudited pro forma consolidated statement of financial position and unaudited pro forma consolidated statements of income (loss). The final estimate of purchase consideration and the fair value of acquired assets and liabilities may differ from the amounts reflected below.

5.	CONSIDERATION AND PURCHASE PRICE ALLOCATION OF THE BASECORE TRANSACTION

The purchase consideration for the proposed acquisition of the Royalty Package pursuant to the BaseCore Transaction is based on a share price of $5.58 representing Sandstorm’s closing share price on the Toronto Stock Exchange (converted to U.S. dollars at an exchange rate of $1.00 = C$1.3015) on July 12, 2022, the date of the acquisition of the Royalty Package. The purchase price consists of $425,000 cash and 13,495,276 common shares of the Company.

Purchase consideration:
Common shares issued	$75,304
Cash consideration	425,000
Transaction costs	4,857

$505,161

The following table reflects the preliminary pro forma fair values of the Royalty Package at March 31, 2022.

Net Assets acquired:
Royalties, streams and other interests	$494,163
Trade and other receivables	11,012
Trade and other payables	(14)

$505,161

6.	BASECORE PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma consolidated financial statements reflect adjustments to give effect to the asset acquisition as a result of the BaseCore Transaction. The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction adjustments made are as follows:

a)	The estimated payment of $4,857 of transaction costs incurred as part of the transaction by Sandstorm.

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

b)

The difference between the estimated allocated fair value and the carrying values of BaseCore’s stream, royalties and other interests. Included in this allocation is: (i) $184,716 to royalties that are currently generating royalty payments as a result of production (“BaseCore’s Producing Royalties”) and which are subject to depletion (see Note 6(e) below) and (ii) $49,902 to royalties not currently subject to depletion. If the Company’s estimate of the relative fair value of BaseCore’s Producing Royalties is increased or decreased, this will result in a corresponding proportionate increase or decrease to depletion expense.

c)	The increase of $425,000 to the Revolving Loan to fund the cash consideration of the BaseCore Transaction, net of estimated financing fees of $1,505.

d)	The issuance of common shares to BaseCore’s shareholders of $75,304 is treated as part of the purchase consideration and elimination of BaseCore’s historical net investment from partners of $270,543.

e)	The adjustment in depletion represents the estimated increase in depletion caused by the pro forma fair value adjustments to BaseCore’s Producing Royalties (see Note 6(b) above).

f)	An adjustment to finance expenses due to the payment of interest on the Company’s assumed draw on the upsize of the Revolving Loan (see Note 6(c)).

7.	PRO FORMA SHARE CAPITAL

Sandstorm pro forma share capital after the Transactions as at March 31, 2022 has been determined as follows:

	Common Shares	Amount ($)
Issued and outstanding, March 31, 2022	192,224,215	697,727
Sandstorm common shares issued in exchange for the BaseCore Royalty Package (Note 6(d))	13,495,276	75,304

Pro forma balance issued and outstanding	205,719,491	773,031

8.	PRO FORMA EARNING PER SHARE

Pro forma basic and diluted earnings per share has been calculated based on actual basic and diluted weighted average number of Sandstorm common shares outstanding for the respective periods as well as the number of shares issued in connection with the BaseCore Transaction as if such shares had been outstanding since the date the associated equity was originally issued:

	Year ended December 31, 2021	Three months ended March 31, 2022
Actual basic weighted average number of Sandstorm common shares outstanding	193,974,313	191,914,859
Weighted average number of Sandstorm common shares, issued in exchange for BaseCore Royalty Package	13,495,276	13,495,276

Pro forma basic weighted average number of Sandstorm common shares outstanding post Basecore Royalty Package	207,469,589	205,410,135
Pro forma net income attributable to shareholders of the Company post Basecore Royalty Package	$30,306	$11,815
Pro forma basic net earning per share	$0.15	$0.06

	Year ended December 31, 2021	Three months ended March 31, 2022
Actual diluted weighted average number of Sandstorm common shares outstanding	197,823,480	194,837,916
Weighted average number of Sandstorm common shares, issued in exchange for BaseCore Royalty Package	13,495,276	13,495,276

Pro forma diluted weighted average number of Sandstorm common shares outstanding post Basecore Royalty Package	211,318,756	208,333,192
Pro forma net income attributable to shareholders of the Company post Basecore Royalty Package	$30,306	$11,815
Pro forma diluted net earning per share	$0.14	$0.06